UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 1)

Commission file number: 001- 38041

Therapix Biosciences Ltd.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Further to its Current Report on Form 6-K dated September 19, 2017, the Registrant announces the following results of its Annual General Meeting of Shareholders which was held on November 1, 2017 at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Dr. Ascher Shmulewitz (Chairman), Amit Berger, Dr. Yafit Stark, Zohar Heiblum, Stephen M. Simes, Mark E. Groussman and Eric So as directors until the next annual general meeting of the Registrant’s shareholders.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the Registrant’s independent registered public accounting firm for the year ending December 31, 2017 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of the Chairman of the Board of Directors, Dr. Ascher Shmulewitz, as Interim Chief Executive Officer, for no additional consideration for his role as Interim Chief Executive Officer.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the execution, delivery and performance by the Company of the Second Amendment of the Company’s License Agreement with Dekel Pharmaceuticals Ltd., as amended, pursuant to the form of agreement attached as Annex A to the proxy statement provided to shareholders, providing for the replacement of all rights to receive royalties, sublicense fees or milestone payments with the right to receive 19,000,000 Ordinary Shares of the Company (equivalent to 475,000 American Depositary Shares (“ADSs”)), subject to meeting all conditions precedent, as further described in the proxy statement provided to shareholders.

In respect of Proposal 5 -- The required majority of shareholders who participated in the Meeting voted in favor of an Amended Compensation Policy for Office holders in the form attached to the proxy statement provided to shareholders.

In respect of Proposal 6(a) -- The required majority of shareholders who participated in the Meeting voted in favor of each of the serving Directors shall, as of October 1, 2017, be compensated total annual Director’s fees (or any part thereof, on a prorated basis) of NIS 120,000, which shall be paid on a quarterly basis.

In respect of Proposal 6(b) -- The required majority of shareholders who participated in the Meeting voted in favor of each of the Directors shall be entitled, during and for their office as directors, to customary Indemnification and Exculpation, as further described in the proxy statement provided to shareholders.

In respect of Proposal 6(c) -- The required majority of shareholders who participated in the Meeting voted in favor of the retroactive, one-time cash payment for past services in connection with the Company’s Initial Public Offering, to Mr. Stephen Simes and Mr. Abraham Meizler (both directors of the Company) in the amount of $25,000 each.

In respect of Proposal 7 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to each of the director nominees, subject to each such director’s re-election as a member of the Board of Directors, and to the two former Directors, as described in the proxy statement provided to shareholders.

In respect of Proposal 8(a) – The required majority of shareholders who participated in the Meeting voted in favor of an increase in the monthly consulting services fees of Dr. Ascher Shmulewitz as a full-time Executive Chairman of the Company.

In respect of Proposal 8(b) – The required majority of shareholders who participated in the Meeting voted in favor of the grant to Dr. Ascher Shmulewitz, the Company’s Executive Chairman, of options to purchase 7,150,000 Ordinary Shares (equivalent to 178,750 ADSs), as described in the proxy statement provided to shareholders.

In respect of Proposal 9(a) – The required majority of shareholders who participated in the Meeting voted in favor of an increase in the general terms of Mr. Josh Blacher’s compensation as full-time Chief Financial Officer of the Company, commencing as of April 12, 2017, as described in the proxy statement provided to shareholders.

In respect of Proposal 9(b) – The required majority of shareholders who participated in the Meeting voted in favor of the grant to Mr. Josh Blacher, the Company’s Chief Financial Officer, of options to purchase 1,900,000 Ordinary Shares (equivalent to 47,500 ADSs), as described in the proxy statement provided to shareholders.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Josh Blacher
Name:	Josh Blacher
Title:	Chief Financial Officer

Date: November 2, 2017

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